UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

03013402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 29033

RECEIVED FEB 2 0 2003 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2002___ AND ENDING ___DECEMBER 31, 2002___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PAPAMARKOU & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 FIFTH AVENUE, 50TH FLOOR
(No. And Street)

NEW YORK,   NY   10153
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN GLASSMAN   (212) 223-2020
                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
(Name - if individual state last, first, middle name)

60 EAST 42ND STREET   NEW YORK   NY   10165
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ SCOTT D. DANIELS _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ PAPAMARKOU & COMPANY _____ , as of

_____ DECEMBER 31, 2002 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

VICE PRESIDENT
Title

_____
Notary Public

JOANNE ZERILLO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/2/2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*__*For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*



PAPAMARKOU & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
 Papamarkou & Company, Inc.

We have audited the accompanying statement of financial condition of Papamarkou & Company, Inc. as of December 31, 2002. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Papamarkou & Company, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP.

New York, New York
January 15, 2003

PAPAMARKOU & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 196,345
Commissions receivable from clearing broker	32,467
Securities owned at market value	750,143
Furniture and equipment at cost,	
(Net of accumulated depreciation of $ 399,824)	301,288
Other assets	39,297
TOTAL ASSETS	$ 1,319,540

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accrued expenses and taxes payable	$ 52,194
Due to broker	219,346
Due to affiliate	6,913
TOTAL LIABILITIES	278,453

Shareholder's Equity:

Common stock, par value $.01 per share,	
10,000 shares authorized,	
10,000 shares issued and outstanding	100
Additional paid in capital	575,307
Retained earnings	490,680
Less treasury stock, at cost – 1,000 shares	(25,000)
TOTAL SHAREHOLDER'S EQUITY	1,041,087
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,319,540

The accompanying notes are an integral part of these financial statements.

PAPAMARKOU & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Papamarkou & Company, Inc. (the "Company") is a broker-dealer.
The Company does not carry security accounts for customers or perform
custodial functions relating to customer securities. Accordingly, the Company
is exempt from the provisions of Rule 15c3-3 under the Securities Exchange
Act of 1934 (the "Act").

The Company records commission income and related expenses on customers'
transactions on a trade date basis.

Depreciation of furniture and equipment is provided on a straight-line basis
over the estimated useful life of the assets.

NOTE 2.   RELATED PARTY TRANSACTIONS

An affiliated company introduces clients to other investment advisors and the
Company receives commission income from those investment advisors.

NOTE 3.   COMMITMENTS

The Company leases office space under a sublease agreement with an
affiliated company expiring in December 2004. Pursuant to the sublease agreement,
the Company is obligated to pay $17,500 per month for rent plus associated charges
from the landlord. To offset rent expense, the Company has entered into a sublease
agreement with an affiliated company for fifty percent of the rent plus associated
costs. The Company also rents a storage space for approximately $1,300 per month
under a month to month lease agreement. Rent expense for the year ended December
31, 2002 was approximately $120,000. Future minimum lease payments, under the
Company 's sublease agreement with the landlord are as follows

2003	$210,000
2004	$210,000
Total	$420,000

NOTE 4.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT
           RISK

The Company's activities involve the introduction of transactions on a fully
disclosed basis with a clearing broker ("clearing broker") on behalf of customers.
Through contractual agreements with the clearing broker, the Company is liable in
the event the customers are unable to fulfill their contracted obligations with the
clearing broker.

The customers' activities are transacted on either a cash or margin basis
through the facilities of a clearing broker. In margin transactions, the clearing broker
extends credit to customers, subject to various regulatory and margin requirements,
collateralized by cash and securities in the customers' accounts. In connection with
these activities, the clearing broker executes and clears customers' transactions
involving the sale of securities not yet purchased ("short sales"). These transactions
may expose the Company to significant off-balance-sheet risk in the event the
customers fail to satisfy their obligations to the clearing broker. The Company may
then be required to compensate the clearing broker for losses incurred on behalf of the
customers.

The Company, through its clearing broker, seeks to control the risks
associated with its customers' activities by requiring customers to maintain margin
collateral in compliance with various regulatory and the clearing brokers' internal
guidelines. The clearing broker monitors required margin levels daily and, pursuant to
such guidelines, requires the customers to deposit additional collateral, or reduce
positions, when necessary.

NOTE 5.   NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under
the Securities Exchange Act of 1934. This rule requires that the ratio of aggregate
indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides
that equity capital may not be withdrawn or cash dividends paid if the resulting net
capital ratio would exceed 10 to 1. The rule also requires minimum net capital in an
amount equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. At
December 31, 2002, the Company had net capital of $595,669 and excess net capital
of $545,669.

NOTE 6. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in New York State. Accordingly, the corporation is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by each stockholder on their individual tax returns. The Company is subject to the New York State minimum Franchise tax and the New York City General Corporation tax. A provision for these taxes has been made and is reflected on the statement of income.